Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283678

Proxy Statement/Prospectus Supplement No. 1

(To the Proxy Statement/Prospectus dated February 10, 2025)

ALLOVIR, INC.

PO Box 44, 1661 Massachusetts Avenue

Lexington, MA 02420

SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS FOR

THE SPECIAL MEETING OF STOCKHOLDERS OF ALLOVIR, INC.

TO BE HELD ON MARCH 12, 2025

This Proxy Statement/Prospectus Supplement No. 1 (this “Supplement”) updates, amends and supplements the Proxy Statement/Prospectus dated February 10, 2025 (the “Proxy Statement/Prospectus”), relating to the proposed merger of AlloVir, Inc., a Delaware corporation (“AlloVir”) and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”), pursuant to an Agreement and Plan of Merger (the “merger agreement”), dated as of November 7, 2024, pursuant to which, among other matters, Aurora Merger Sub, Inc., a wholly-owned subsidiary of AlloVir, will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir (such transaction, the “merger”). The Proxy Statement/Prospectus forms a part of the Registration Statement on Form S-4 filed by AlloVir (Registration No. 333-283678) that was declared effective by the Securities and Exchange Commission on February 10, 2025. AlloVir following the merger is referred to herein as the “combined company”.

This Supplement is being filed to reflect recent developments that occurred following the filing of the Proxy Statement/Prospectus with respect to (1) the expected executive management team of the combined company following the closing of the merger, (2) the second tranche of the additional permitted bridge financing (as defined in the Proxy Statement/Prospectus) and (3) certain litigation matters. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

AlloVir’s common stock is listed on the Nasdaq Capital Market under the symbol “ALVR”. On February 27, 2025, the closing sale price of AlloVir’s common stock was $9.51 per share.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits before voting your shares of common stock. Please pay particular attention to the section entitled “Risk Factors” beginning on page 26 in the Proxy Statement/Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement to the Proxy Statement/Prospectus is dated February 28, 2025.

Management Following the Merger

Immediately following the closing of the merger, the executive management team of the combined company is expected to consist of Andrew Oxtoby, President and Chief Executive Officer, and Matthew Feinsod, Chief Medical Officer.

Dr. Feinsod, age 54, has served as Kalaris’ Chief Medical Officer since December 2024. Prior to joining Kalaris, Dr. Feinsod served as Executive Vice President of Global Strategy and Development of Applied Genetic Technologies Corp. (“AGTC”), a clinical-stage biotechnology company which was acquired by Syncona Limited in December 2022, from August 2019 to May 2022 and as interim Chief Medical Officer of AGTC from September 2017 to August 2019. Dr. Feinsod, a board-certified ophthalmologist, joined AGTC in July 2014 and played key roles in developing and implementing clinical and regulatory strategy, due diligence and licensing. Prior to joining AGTC, Dr. Feinsod co-founded and led Imagen Biotech, Inc., a venture-backed company dedicated to developing ophthalmology treatments for sight-threatening diseases, from 2011 to 2013. Prior to Imagen, Dr. Feinsod served in various roles including Senior Vice President of Strategy and Product Development at Eyetech Pharmaceuticals Inc. from 2003 to 2007. Dr. Feinsod served as a medical officer in the ophthalmology division of the U.S. Food and Drug Administration (FDA) from 2002 to 2003. He holds a B.S. from the Wharton School of Business at the University of Pennsylvania and an M.D. from the George Washington University School of Medicine.

On December 31, 2024, Kalaris entered into an offer letter (the “Offer Letter”) with Dr. Feinsod in connection with his employment as Chief Medical Officer, effective December 31, 2024. Under the Offer Letter, Dr. Feinsod is an at-will employee and his employment with Kalaris can be terminated by Dr. Feinsod or Kalaris at any time and for no reason. Dr. Feinsod’s annualized base salary may be increased from time to time in accordance with normal business practice and in the sole discretion of Kalaris. Dr. Feinsod is eligible to receive an annual discretionary bonus of up to a specified percentage of his base salary for the applicable calendar year. Pursuant to the Offer Letter, subject to the closing of the merger and approval by the combined company’s board of directors, Dr. Feinsod is expected to receive an option (the “Merger Option”) to purchase up to a number of shares of the combined company’s common stock equivalent in amount, on a merger adjusted basis, as determined in good faith by the combined company board of directors, to the Kalaris Option (as defined below) had the merger not occurred. If the merger does not close, instead of receiving the Merger Option and subject to approval by the Kalaris board of directors, Dr. Feinsod is expected to receive an option to purchase up to 349,958 shares of Kalaris common stock (the “Kalaris Option”).

Under the Offer Letter, in the event of termination of Dr. Feinsod’s employment by Kalaris without cause or by him for good reason (each as defined in the Offer Letter), Dr. Feinsod is entitled to, subject to execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of six months following his cessation of employment and (ii) provided that he is eligible for and timely elected continued coverage under COBRA, payment, or reimbursement for, the monthly COBRA premiums to continue coverage for himself and eligible dependents through the period starting the date of his cessation of employment and ending on the earliest to occur of (x) six months following his cessation of employment, (y) the date he becomes eligible for group health insurance coverage through a new employer, or (z) the date he ceases to be eligible for COBRA continuation coverage for any reason. In addition, if, within three months prior to or twelve months following a change in control of Kalaris, either Dr. Feinsod’s employment is terminated by Kalaris without cause or he resigns for good reason, Dr. Feinsod is entitled, subject to his execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of nine (9) months following his cessation of employment and (ii) full acceleration of the unvested equity grants previously granted to him by Kalaris and/or the combined company.

In connection with the Offer Letter, the Kalaris board of directors approved an annualized base salary of $425,000 for 2025 and an annual performance bonus target percentage of 35% for Dr. Feinsod.

The following table presents certain information concerning the outstanding Kalaris options held by Dr. Feinsod as of the date of this Supplement:

	Number of Shares Underlying Vested Options	Weighted Average Exercise Price of Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options
Matthew Feinsod	6,666	$0.17	133,334	$0.17

Under the terms of the merger agreement, each option to purchase shares of Kalaris common stock that is outstanding under the Kalaris plan, prior to the effective time of the merger, whether or not vested, will be converted into an option to acquire a number of shares of AlloVir common stock on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Kalaris plan and the applicable option award agreement immediately prior to the effective time of the merger.

Following the merger, Dr. Feinsod is expected to beneficially own 7,326 shares of common stock of the combined company, which would represent less than 1% of shares beneficially owned based on a total of 19,880,786 shares of the combined company’s common stock expected to be outstanding upon consummation of the merger.

Additionally, on February 25, 2025, Jeffrey Nau, Ph.D., Kalaris’ Chief Operating Officer, notified Kalaris of his intent to resign to pursue other professional opportunities, effective April 1, 2025. Following Dr. Nau’s separation, it is expected that Dr. Nau will enter into a mutually agreeable consulting agreement with the combined company, pursuant to which Dr. Nau will provide consulting and advisory services.

Additional Permitted Bridge Financing

As previously disclosed, pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million in the aggregate on a to be converted post-money basis, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders. On January 10, 2025, as a part of the first tranche of the additional permitted bridge financing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. Prior to the closing of the merger, Kalaris has the opportunity to receive an additional $7.5 million in the second tranche of the additional permitted financing of which $3.75 million would be provided by existing Kalaris stockholders and the remaining $3.75 million would be provided by AlloVir. However, Kalaris no longer expects the second tranche of the additional permitted financing to be funded.

Certain Litigation Matters

Since the filing of the Proxy Statement/Prospectus, two complaints have been filed by purported AlloVir stockholders as individual actions against AlloVir and the members of its Board of Directors in the Supreme Court of the State of New York, New York County, captioned Keller v. AlloVir, Inc. et al., No. 650989/2025 (N.Y. Sup. Ct. Feb. 20, 2025), and Morgan v. AlloVir, Inc. et al., No. 650965/2025 (N.Y. Sup. Ct. Feb. 19, 2025) (the “Complaints”). The Complaints allege that the Proxy Statement/Prospectus misrepresents and/or omits certain purportedly material information, and assert claims for negligent misrepresentation and concealment and negligence under New York common law. Additionally, multiple purported AlloVir stockholders have sent demand letters alleging insufficiencies in the disclosures in the Proxy Statement/Prospectus under state law and the federal securities laws, including Section 14(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 14a-9 promulgated thereunder, and Section 20(a) of the Exchange Act (such letters, the “Demands” and collectively with the Complaints, the “Litigation Matters”). The Litigation Matters seek various remedies including, among other things, an order enjoining the consummation of the merger, requiring the defendants to file an amended Proxy Statement/Prospectus, rescinding the merger in the event it is consummated or granting rescissory damages, and awarding costs, including plaintiff’s attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. AlloVir and Kalaris deny the allegations in the Litigation Matters and deny that any further disclosure beyond that already contained in the Proxy Statement/Prospectus is required under applicable law.